

February 28, 2011

<u>Via Facsimile and US Mail</u>
Mr. Geoffrey Raynor
301 Commerce Street
Suite 3200
Forth Worth TX 76102

      Re: **Cedar Fair, L.P.**
              Preliminary Proxy Statement on Schedule 14A
              Filed February 3, 2011 by Q Funding III, L.P.
              and Q4 Funding, L.P. , Prufrock Onshore, L.P., J. Alfred Onshore,
              LLC, Star Spangled Sprockets, L.P., Excalibur Domestic, LLC, and
              Geoffrey Raynor
              File No. 1-09444
              Soliciting Materials on Schedule 14A filed on February 8, 2011
              File No. 1-09444

Dear Mr. Raynor:

      We have conducted a limited review of the filings listed above and your supplemental response letter submitted February 23, 2011 and have the following comments.

<u>General</u>

1. We note your response to prior comment 1 and await the filing of revised disclosure that addresses the points raised therein.

2. We note your response to prior comments 2 and 3. In addition to the clarifying disclosure you indicate will be included in revised preliminary proxy materials, please include disclosure that clearly acknowledges that Cedar Fair included language that advised unitholders of the lack of a procedure by which they could nominate directors in each of the annual meeting proxy statements filed after 2004.

3. We refer to your response to prior comment 3. You indicate that the company's opposition to declaratory relief is supportive of the statement that the company is "now attempting to remove rights previously enjoyed" by unitholders. Your response does not clarify how this opposition supports the statement. We await the revised disclosure and/or supplemental materials. Further, ensure that any revised disclosure addresses the basis for the statement in light of what appears to have been repeated disclosure of the limitation on unitholders' ability to nominate directors in each of the Cedar Fair proxy statements filed after 2004. We may have further comment.

4. Please set forth, as done in your response 5, clarifying disclosure that explains to unitholders the basis for your belief that unitholders of the partnership have similar rights to shareholders and what you believe is the subsumed right to nominate candidates for election, notwithstanding the governance structure of a limited partnership. Ensure that you provide context to any such disclosure and set forth as your opinion, your interpretations of the company's proxy materials (in 2004 and in each successive year in which the company's materials disclosed the limitation on unitholders' ability to nominate directors), relevant case law, and/or Cedar Fair's governing instruments.

5. We note your response to prior comment 6. It is not apparent whether or how you intend to address the comment. Further, with regard to the second bullet point, it is not apparent whether the precedent you cite to: (i) applies in the context of Delaware partnership law or (ii) is self-evident. With regard to the third bullet point, you have not provided materials on a supplemental basis or indicated whether you intend to set forth the basis for your conclusion in the proxy materials. We reissue the comment.

6. We note your response to prior comment 8 and partially disagree. Please file corrective disclosure that clarifies the statements made in the February 8, 2011 soliciting materials filed under cover of Schedule 14A. As noted in your response letter, please ensure that you avoid implying in any proxy materials filed that the company has been found or adjudicated to have committed violations under the federal securities laws.

As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

- the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc: Brian Lane, Esq.
       Gibson, Dunn & Crutcher LLP